UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33501 / June 4, 2019

In the Matter of

ELLINGTON INCOME OPPORTUNITIES FUND
PRINCETON PRIVATE INVESTMENTS ACCESS FUND
PRINCETON FUND ADVISORS, LLC
8000 Norman Center Drive Suite 630
Minneapolis, Minnesota 55437

ELLINGTON GLOBAL ASSET MANAGEMENT, LLC
53 Forest Avenue, Suite 301
Old Greenwich, Connecticut 06870

(812-14975)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT, AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Ellington Income Opportunities Fund, Princeton Private Investments Access Fund, Princeton
Fund Advisors, LLC and Ellington Global Asset Management, LLC filed an application on
November 13, 2018, and an amendment to the application on April 16, 2019, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from
sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the Act, granting an
exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of the Act and rule 17d-1
under the Act. The order permits certain registered closed-end management investment
companies to issue multiple classes of shares and to impose asset-based distribution and/or
service fees, early withdrawal charges, and early repurchase fees. The order would supersede the
prior order.[1]

On May 8, 2019, a notice of the filing of the application was issued (Investment Company Act
Release No. 33470). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

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[1] Princeton Private Equity Fund and Princeton Fund Advisors, LLC, Investment Co. Act Rel. 31512
(March 25, 2015) (notice) and 31562 (April 22, 2015) (order).

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Ellington Income Opportunities Fund, *et al.* (File No. 812-14975),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based service and/or distribution fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary